Exhibit 99.1

HealthGrades, Inc. Agrees to be Acquired by Affiliate of Vestar Capital Partners V, L.P.

Golden, Colorado and New York, New York, July 28, 2010 — Vestar Capital Partners V, L.P. (“Vestar”) and Health Grades, Inc. (Nasdaq:HGRD) (“HealthGrades”) today announced a definitive agreement for an affiliate of Vestar to acquire all of the outstanding shares of HealthGrades for $8.20 per share, which represents a premium of approximately 32% over HealthGrades’ 30-day average closing stock price, and a premium of approximately 29% over the closing price of HealthGrades’ common stock on July 27, 2010, the last trading day prior to today’s announcement.  The aggregate purchase price for the equity of HealthGrades is approximately $294 million (which consists of approximately 35.9 million shares, inclusive of all shares of common stock outstanding, securities convertible into common stock and shares of common stock issuable pursuant to a noncompete agreement with an executive officer).

Under the terms of an agreement unanimously approved by the Board of Directors of HealthGrades, an affiliate of Vestar will commence an all-cash tender offer no later than August 10, 2010.  The offer will be conditioned upon the acquisition by Vestar’s affiliate of at least a majority of HealthGrades’ shares on a fully-diluted basis pursuant to the tender offer and purchases pursuant to tender and support agreements, and other customary closing conditions including regulatory approval.  Executive officers of HealthGrades beneficially owning approximately 21% of HealthGrades’ fully diluted shares have entered into agreements to support the transaction and to tender or otherwise sell shares to Vestar’s affiliate.  Following completion of the tender offer, the affiliate of Vestar will acquire all of the remaining publicly-held shares of HealthGrades at $8.20 per share through a second-step merger.

Kerry Hicks, Chairman and Chief Executive Officer of HealthGrades, stated, “We are pleased to announce an agreement of HealthGrades to be acquired by Vestar Capital Partners.  We believe the acquisition price of $8.20 per share, which represents a premium of approximately 32% over our 30-day average closing stock price, represents a strong return for our stockholders and is a great confirmation of all of the efforts of our management team and all of our employees.”

Citigroup Global Markets Inc. is serving as financial advisor to HealthGrades.  Shearman & Sterling LLP and Faegre & Benson LLP are serving as legal counsel to HealthGrades.  Kirkland & Ellis LLP is serving as legal counsel to Vestar.

Conference Call and Webcast

HealthGrades will hold a conference call, which will also be broadcast live over the Internet, to discuss its financial results for the second quarter ended June 30, 2010, at 4:15 p.m. Eastern Time/2:15 p.m. Mountain Time on July 28, 2010.  Details regarding accessing the conference call broadcast are available on HealthGrades’ website located at www.healthgrades.com.

About Vestar

Vestar is a leading international private equity firm specializing in management buyouts and growth capital investments with $7 billion in assets under management. The firm targets companies in the U.S. and Europe with valuations of $250 million to $3 billion and operations in five key industry sectors: consumer/services, diversified industries, healthcare, media/communication, and financial services. Vestar invests and collaborates with incumbent management teams, family owners or corporations in a creative, flexible and entrepreneurial way to build long-term franchise and enterprise value. Since the firm’s founding in 1988, the Vestar funds have completed more than 65 investments in companies with a total value of more than $30 billion. Vestar has operations in New York, Boston, Denver, Milan, Munich, and Paris.

About HealthGrades

HealthGrades is the leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on the nation’s hospitals, physicians, nursing homes and prescription drugs.  Millions of patients and many of the nation’s largest employers, health plans and hospitals rely on HealthGrades’ quality ratings, advisory services and decision-support resources.  The HealthGrades network of websites, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property according to ComScore and is the Internet’s leading destination for patients choosing providers. More information on the company can be found at www.healthgrades.com.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of HealthGrades’ common stock described in this announcement has not commenced.  At the time the offer is commenced, an affiliate of Vestar (“Merger Sub”) will file a Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and HealthGrades will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer.  Holders of shares of HealthGrades are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of HealthGrades securities should consider before making any decision regarding tendering their securities.  Those materials and all other documents filed by Vestar or Merger Sub with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  The Schedule TO Tender Offer Statement, Schedule 14D-9 Solicitation/Recommendation Statement and related materials may be obtained for free by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll-Free Telephone: (888) 750-5834.

In addition, HealthGrades files annual and special reports and other information with the SEC.  You may read and copy any reports or other information filed by HealthGrades at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  HealthGrades’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For more information, please contact:

Health Grades, Inc.:

Media Contact:

Scott Shapiro

(720) 219-8203

sshapiro@healthgrades.com

Investor Contact:

Allen Dodge

(303) 716-0041

adodge@healthgrades.com

Vestar Capital Partners:

Carol Makovich

(203) 622-4781

carol@blicksilverpr.com

Kristin Celauro

(732) 291-5456

kristin@blicksilverpr.com

Safe Harbor Statement

This press release contains forward-looking statements, including those relating to the anticipated acquisition of HealthGrades by an affiliate of Vestar.  These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.  Each of these forward-looking statements involves risks and uncertainties.  Actual results or developments may differ materially from those, express or implied, in these forward-looking statements.  Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the anticipated acquisition.  These risks and uncertainties associated include, among others, uncertainties as to how many of HealthGrades’ stockholders will tender their shares pursuant to the tender offer, the risk that competing offers will be made, and the possibility that various closing conditions to the tender offer or the subsequent merger may not be satisfied or waived, and the risk that stockholder litigation in connection with the tender offer and subsequent merger may result in significant costs of defense, indemnification and liability.  Other factors that may cause HealthGrades’ actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in HealthGrades’ filings with the SEC, including the “Risk Factors” sections of HealthGrades’ periodic reports on Form 10-K and Form 10-Q filed with the SEC.  Copies of HealthGrades’ filings with the SEC may be obtained at the “Investor Relations” section of HealthGrades’ website at www.healthgrades.com or at www.sec.gov.  All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.  Unless required by law, Health Grades does not undertake to update its forward-looking statements.